SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For March 2, 2009


                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F  [ X ]                           Form 40-F [   ]



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes [   ]                                  No [ X ]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2008
              TO BE HELD MARCH 27, 2009 AT 11:00 AM (SHENZHEN TIME)

         Notice is hereby given that an annual meeting of the shareholders (the "Shareholders") of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will be held at 11:00 a.m., local time, on March 27, 2009, at the offices of the Corporation's China Subsidiary, at 59 Da Yang Road, Da Yang Synthetical Develop District, Fu Yong, Shenzhen, China, and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

       1. To elect the following five (5) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Kim Wah Chung, Woo Ping Fok, J. Stewart Jackson IV and Henry F. Schlueter;
       2. To ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2009; and
       3. To consider and act upon such other business as may properly come before the Meeting.

         Only Shareholders of record at the close of business on February 20, 2009, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

         We have elected to furnish proxy materials to our shareholders on the Internet. We believe this approach will allow us to provide our shareholders with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Internet Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

         The Corporation's annual report on Form 20-F for the year ended March 31, 2008, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the "SEC") is available without charge upon written request from the Corporation at Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong. The Corporation's annual report on Form 20-F and other documents filed or submitted to the Sec are also available from the SEC's website at www.sec.gov.

By Order of the Board of Directors

Anthony So, Chairman and Chief Executive Officer
Hong Kong

February 27, 2009

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


              QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING

Why did I receive these materials?

         Our shareholders as of the close of business on February 20, 2009, which we refer to as referred to as the "Record Date," are entitled to vote at our Annual Meeting of shareholders, which will be held on March 27, 2009. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for shareholder action and includes other information about the Corporation. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.

         The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of common stock, will be paid by the Corporation.

         In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Meeting?

         Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.

How many votes do I have?

         You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 5,577,639 shares of our common stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

         The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock is necessary to constitute a quorum at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the holders of our common stock representing at least 1,859,212 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.

How can I vote my shares in person at the Meeting?

         Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in "street name" through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the Meeting?

         Whether you hold shares directly as the shareholder of record or beneficially in "street name," you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in "street name," you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?

         If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in "street name," please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

         Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.

         For shares you hold beneficially in "street name," you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

         Votes will be counted and certified by Computershare Trust Company, N.A. ("Computershare"), our transfer agent. If you are a shareholder of record, your signed proxy card is returned directly to Computershare for tabulation. If you hold your shares in "street name" through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Computershare on behalf of its clients.

What are the Board of Directors' recommendations?

         Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors' recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named; and FOR the ratification of the selection of PricewaterhouseCoopers as independent public accountants of the Corporation for the year ending March 31, 2009.

         The Corporation's executive officers and directors have advised the Corporation that they intend to vote their shares 2,280,877 (including those shares over which they hold voting power), representing approximately 40.9% as of February 20, 2009, of the outstanding shares of common stock, in favor of each of the proposals above.

Will shareholders be asked to vote on any other matters?

         To the knowledge of the Corporation and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each item?

         Election of Directors.

         The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

         Ratification of PricewaterhouseCoopers and other items.

         For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending March 31, 2009 (Proposal
2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

         A properly executed proxy marked "abstain" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

         In the election of directors, you may vote "FOR" all or some of the nominees or your vote may "WITHHOLD AUTHORITY FOR" with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

         For the Ratification of PricewaterhouseCoopers and other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

         If you hold your shares in "street name" through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute "broker non-votes."

         Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm (Proposal 2) requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Meeting and entitled to vote on the proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, it is permitted for the broker, bank or other nominees to vote your shares on the election of directors (Proposal 1) and the ratification of the appointment of our independent registered public accounting firm (Proposal 2). Without your voting instructions on these items a broker non-vote will occur.

                                   PROPOSAL 1

ELECTION OF FIVE (5) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

         The Corporation's directors are elected annually to serve until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

         Unless otherwise directed by Shareholders, the proxy holders named in the accompanying Proxy will vote all shares represented by Proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation's Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

         Anthony So, 65, is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and the President on November 16, 2006. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

         Kim Wah Chung, 50, has been a director since September 1994. Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a bachelor of science degree in electronics.

         Woo-Ping Fok, 59, was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co.. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

         J. Stewart Jackson IV, 72, has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed the first self-contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc. Mr. Jackson served as Chief Executive Officer of Jackson Burglar Alarm Co. from February 1998 to October 2005. Mr. Jackson has served as the Chief Executive Officer of J S J Corporation. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

         Henry F. Schlueter, 57, has been a director since October 2001, and has been our Assistant Secretary since October 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

         Anthony So, the Corporation's President, Chief Executive Officer and Chairman of the Board of Directors is the father of Albert So, the Corporation's Chief Financial Officer.

         No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

         The Board of Directors recommends a vote FOR the election of each of the five (5) nominees named above as directors of the Corporation.



                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                    ----------------------------------------
                              OWNERS AND MANAGEMENT
                              ---------------------

         The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of February 20, 2009:

                                                                                          Total
                                                                                        Number of
                                        Shares of                                       Shares of
                                       Common Stock                                    Common Stock    Percent of
                                        Owned of                                       Beneficially    Beneficial
          Name                           Record                 Options Held              Owned         Ownership
          ----                           ------                 ------------              -----         ---------

Anthony So                             1,626,195(1)                636,500(2)            2,262,695       36.41%

Kim Wah Chung                             93,700                   115,000(3)              208,700        3.67%

Henry F. Schlueter                        34,000                    40,000(4)(9)            74,000        1.32%

Woo-Ping Fok                              64,407                    50,000(6)(8)(9)        114,407        2.03%

J. Stewart Jackson IV                    462,575(7)                 60,000(5)(8)(9)        522,575        9.27%


All Directors and Officers  as a         2,280,877                 901,500               3,182,377       49.12%
group (5 persons)

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(4) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(5) Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(7) Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson's wife.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.
(9) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, options to purchase
         10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

         There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.


                                       8


                                BOARD COMMITTEES

         The Board of Directors maintains an Audit Committee. Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit Committee. Mr. Fok and
Mr. Schlueter are "independent" as defined in the NASDAQ listing standards.

         The Audit Committee was established to: (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective
June 30, 2005.

                     COMPENSATION OF OFFICERS AND DIRECTORS

         The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2008 to all directors and officers as a group for services in all capacities was $952,473. Total compensation for the benefit of Anthony So was $705,901, for the benefit of Kim Wah Chung was $150,479, for the benefit of the Albert So was $36,100 and for the benefit of Henry F.
Schlueter was an aggregate of $59,365. The $59,365 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter &
Associates, P.C. for legal services rendered and expenses incurred.

         We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2008, other than contributions to our Provident Fund Plan which aggregated $15,865 for officers and directors.

Employment Agreements

         We have employment agreements with Anthony So and Kim Wah Chung. Mr.
So's employment agreement provides for a yearly salary of approximately $700,000 per year plus bonus, and Mr. Chung's employment agreement provides for a yearly salary of approximately $150,000 per year plus bonus, as stated in their respective employment agreements which expired on March 31, 2008. We have new employment agreements with Mr. So and Mr. Chung which expires on March 31, 2013, with approximately $800,000 and $200,000 as their respective yearly salary plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control as defined in the agreements occur.

Options of Directors and Senior Management

        The following table provides information concerning options owned by the directors and senior management at March 31, 2008:


                                       9


-------------------------------------------------------------------------------------------------------------
                                 Number of Common Shares
                                       Subject to                Exercise Price            Expiration Date
             Name                     Stock Options                Per Share
-------------------------------------------------------------------------------------------------------------
Anthony So                                158,000                   $8.00                     January 6, 2010
                                          128,000                   $3.65                       April 9, 2011
                                          128,000                   $2.50                       March 6, 2012
                                          222,500                   $1.61                      March 31, 2013
-------------------------------------------------------------------------------------------------------------
Kim Wah Chung                              20,000                   $8.00                     January 6, 2010
                                           20,000                   $3.65                       April 9, 2011
                                           20,000                   $2.50                       March 6, 2012
                                           55,000                   $1.61                      March 31, 2013
-------------------------------------------------------------------------------------------------------------
Woo-Ping Fok                               10,000                   $8.125                   January 12, 2010
                                           10,000                   $7.875                    January 9, 2011
                                           10,000                   $6.12                      March 25, 2014
                                           10,000                   $6.20                  September 12, 2014
                                           10,000                   $4.50                    December 4, 2015
-------------------------------------------------------------------------------------------------------------
J. Stewart Jackson IV                      10,000                   $7.875                    January 9, 2011
                                           10,000                   $2.55                    October 15, 2011
                                           10,000                   $1.61                      March 31, 2013
                                           10,000                   $6.12                      March 25, 2014
                                           10,000                   $6.20                  September 12, 2014
                                           10,000                   $4.50                    December 4, 2015
-------------------------------------------------------------------------------------------------------------
Henry F. Schlueter                         10,000                   $8.00                     January 6, 2010
                                           10,000                   $6.12                      March 25, 2014
                                           10,000                   $6.20                  September 12, 2014
                                           10,000                   $4.50                    December 4, 2015
-------------------------------------------------------------------------------------------------------------

Directors

         Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Employee retirement benefits

         With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Corporation in Hong Kong, implemented a defined contribution plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined Bonso Electronics Limited, a wholly owned subsidiary of the Company ("BEL") before December 2000, excluding factory workers, are eligible to join the provident fund plan. The eligible employee of the Plan is required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee's salary, depending on the number of years of the eligible employee's service.


         The Mandatory Provident Fund (the "MPF") was introduced by the Hong
Kong Government, and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international assurance company. All permanent
Hong Kong full time employees who joined BEL in or after December 2000,


                                       10



excluding factory workers, are eligible to join the MPF. The eligible employee's and employer's contributions to the MPF are both at 5% of the eligible employee's monthly salary and are subject to a maximum contribution of HK$1,000
(US$128) monthly.

         Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at rates based upon the employee's standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group's employees in the PRC.

         The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group's total contributions to the above schemes for the years ended March 31, 2006, 2007 and 2008 amounted to $145,719, $164,348 and $251,538, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Compensation Pursuant to Options to Purchase Common Stock

Stock Option and Bonus Plans

         The 1996 Stock Option Plan

         In October 1996, our stockholders adopted the 1996 Stock Option Plan
(the "Employees' Plan") which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock. In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees' Plan. The purpose of the Employees' Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Corporation.

         The Employees' Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees' Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of common stock. No options granted under the Employee Plan are transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable during the lifetime of the optionee, only by such optionee.

         The exercise price of an option granted pursuant to the Employees' Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee's promissory note, or by a combination of the above, at our discretion.

         During the fiscal year ended March 31, 2008, no options were granted under the Employees Plan.


                                       11


         The 1996 Non-Employee Directors' Stock Option Plan

         In October 1996, our stockholders adopted the 1996 Non-Employee
Directors' Stock Option Plan (the "Non-Employee Directors' Plan") which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of common stock. In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate the number of options to purchase common stock under the Non-Employee Directors'
Plan.

         On November 16, 2006, the Board of Directors of the Corporation voted to rescind the Corporation's 1996 Non-Employee Directors' Stock Option Plan (the
"Non-Employee Directors' Plan"). All options previously granted under the Non-Employee Directors' Plan continue in full force and effect pursuant to their terms of grant.

         The 2004 Stock Option Plan

         On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan
(the "2004 Plan") which provides for the grant of up to six hundred thousand
(600,000) shares of the Corporation's common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

         The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation.
The Corporation believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

         The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The committee members currently are Anthony So and Woo Ping Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.
The exercise price of an option may be less than fair market value of the underlying shares of common stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

         The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

         As of March 31, 2008, no shares option had been granted under the Stock
Bonus Plan.

         2004 Stock Bonus Plan

         On September 7, 2004, our stockholders adopted the 2004 Stock Bonus
Plan (the "Stock Bonus Plan") which authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation's Common Stock in the form of stock a stock bonus.

         The purpose of this Stock Bonus Plan is to: (i) induce key employees to remain in the employ of the Corporation, or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries. The
Corporation believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.


                                       12


         The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The
Committee members currently are Anthony So and Woo Ping Fok. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

         As of March 31, 2008, no shares had been granted under the Stock Bonus
Plan.

                              CERTAIN TRANSACTIONS

         Over the years, the Corporation has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation's ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties. The Corporation has neither provided nor received any cash advances to its officers or directors since this policy was adopted.

         During the fiscal year ended March 31, 2008 we paid Schlueter &
Associates, P.C. an aggregate of $59,365 for legal fees and expenses. Mr. Henry
F. Schlueter, a director, is the Managing Director of Schlueter & Associates,
P.C.

         As of March 31, 2008, BEL had paid deposits of approximately $1,528,000 with regard to potential investments in a commercial residential building and a land use right in the PRC. Subsequent to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL's potential investments and paid BEL the full amount of approximately $1,528,000 in September 2008. The carrying amount of the deposits approximates their fair value due to their short maturities.

         During the year ended March 31, 2007, BEL had paid certain deposits of US$799,000 for a potential investment in a hotel. Such potential investment was subsequently taken up by Mr. Anthony So and the full amount was paid to BEL in July 2007.

                                   PROPOSAL 2

RATIFICATION OF SELECTION OF ACCOUNTANTS

         The Board of Directors has selected PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending
March 31, 2009, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting.


                                       13


         Unless otherwise directed by Shareholders, the proxy holder named in the accompanying Proxies will vote all shares represented by Proxies held by him to ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2009.

Fees Paid to the Independent Auditors

Audit Fees

         The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2008 were $371,538 and for the fiscal year ended March 31, 2007 were $261,282.

Audit Related Fees

         There were no fees billed by PricewaterhouseCoopers for professional services rendered for assurance and related services provided by PricewaterhouseCoopers that were reasonably related to the performance of the audit and are not reported above under "Audit Fees" for the fiscal year ended
March 31, 2008 and for the fiscal year ended March 31, 2007.

Tax Fees

         The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2008 were $91,317 and for the fiscal year ended March 31, 2007 were $115,000.

Board Recommendation

         The Board of Directors recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2009.

GENERAL

Other Matters

         The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual
Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying Proxy to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed Proxy.


                                 By Order of the Board of Directors

                                 Anthony So, Chairman of the Board of Directors

                                       14

                      BONSO ELECTRONICS INTERNATIONAL INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                 MARCH 27, 2009
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, pertaining to the annual meeting of the Corporation's shareholders to be held on March 27, 2009 (the "Annual Meeting"), and hereby appoints Anthony So and Henry F. Schlueter, or either of them, each with the power of substitution, as attorneys and Proxies, to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue thereof with respect to the following matters:

         1. Election of each of the following five (5) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified:

                Anthony So
                FOR  /___/                       WITHHOLD AUTHORITY FOR /___/

                Kim Wah Chung
                FOR  /___/                       WITHHOLD AUTHORITY FOR /___/

                Woo Ping Fok
                FOR  /___/                       WITHHOLD AUTHORITY FOR /___/

                John Stewart Jackson IV
                FOR  /___/                       WITHHOLD AUTHORITY FOR /___/

                Henry F. Schlueter
                FOR  /___/                       WITHHOLD AUTHORITY FOR /___/

         2. Ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2009.
                  FOR  /___/          AGAINST  /___/          ABSTAIN  /___/

         3. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

         This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; and (2) FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2009.

Dated:  _____________, 2009
                                                 -------------------------------

                                                 -------------------------------


                                     [LABEL]

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BONSO ELECTRONICS INTERNATIONAL, INC.
                                (Registrant)



Date: March 2, 2009             By: /s/ Henry F. Schlueter
                                   ------------------------------------------
                                      Henry F. Schlueter, Assistant Secretary